Exhibit 1

Transactions in the Securities of the Issuer During the Past Sixty Days

Shares of Common Stock Sold	Price Per Share	Date of Sale

6,750	$12.36	7/30/2025
15,000	$11.68	7/31/2025
10.22	$10.22	8/1/2025